CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF INCORPORATION
OF UPSTREAM WORLDWIDE, INC.

Upstream Worldwide, Inc. (the “Company”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”), hereby certifies as follows:

1.           The Company was incorporated by the filing of a Certificate of Incorporation with the Secretary of State of Delaware on November 18, 2003.

2.           Pursuant to Sections 242 and 228 of the Delaware General Corporation Law, the amendment herein set forth has been duly approved by the Board of Directors and holders of a majority of the outstanding capital stock of the Company.

3.           Article FOURTH of the Certificate of Incorporation is amended to read as follows:

The Company shall have the authority to issue:

(a)           650,000,000 shares of common stock, par value $.0001 per share; and

(b)           25,000,000 shares of preferred stock, par value $.0001 per share, which may be issued in one or more series and classes with such rights, preferences and limitations as may be set from time to time by resolution of the board of directors and the filing of a certificate of designation as required by the Delaware General Corporation Law.

          4.           This Certificate of Amendment to Certificate of Incorporation was duly adopted and approved by the shareholders of this Company on the 20th day of April 2011 in accordance with Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to Certificate of Incorporation as of the 1st day of June 2011.

UPSTREAM WORLDWIDE, INC.

By:	/s/ Daniel Brauser
Daniel Brauser, Chief Financial Officer